June 2, 2009

Manulife Financial completes Medium Term Note offering

TORONTO – Manulife Financial Corporation (the “Company”) has successfully completed its previously announced offering of $1 billion principal amount of medium term notes constituting senior indebtedness, pursuant to its medium term note program.

The 4.896% notes due 2014 were issued under a pricing supplement dated May 28, 2009 to the Company’s amended and restated short form base shelf prospectus dated May 8, 2009 (amending and restating its March 30, 2009 short form base shelf prospectus) and prospectus supplement dated April 21, 2009.  Details of the offering are set out in the prospectus which is available on the SEDAR website for the Company at www.sedar.com.  The notes were offered through an agency syndicate led by RBC Dominion Securities Inc. and CIBC World Markets Inc.

The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405.3 billion (US$321.7 billion) as at March 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com